Filed Pursuant to Rule 253(g)(2)
File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 4 DATED AUGUST 3, 2017
TO THE OFFERING CIRCULAR DATED MAY 11, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated May 11, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 12, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Status of our Public Offering;
•	Promissory Grid Note; and
•	Asset Update.

Status of our Public Offering

As previously discussed in the Offering Circular, we commenced our public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on November 25, 2015.

On December 5, 2016, we announced that we had raised approximately $50,000,000 pursuant to the Offering and ceased accepting additional subscriptions at that time. On May 10, 2017, we qualified with the Commission an additional $41,189,280 in common shares to be sold pursuant to the Offering and commenced accepting subscriptions promptly thereafter.

As of August 1, 2017, we had raised total gross offering proceeds of approximately $55.6 million (including the approximate $1.2 million received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering for an aggregate of approximately 5.56 million of our common shares.

The Offering is expected to continue until we raise the maximum amount being offered, unless terminated by our manager, Fundrise Advisors, LLC (our “Manager”), at an earlier time.

Sixth Amended and Restated Promissory Grid Note

On July 31, 2017, we entered into a sixth amended and restated Promissory Grid Note (the “Sixth Amended and Restated Promissory Grid Note”), as borrower, with Rise Companies Corp. (“Lender”) as the lender thereto. Lender is the parent company and sole member of our Manager. Accordingly, prior to entering into the Sixth Amended and Restated Promissory Grid Note, Manager’s independent representative reviewed and approved of the terms of the Sixth Amended and Restated Promissory Grid Note. The Sixth Amended and Restated Promissory Note replaces the earlier Fifth Amended and Restated Promissory Grid Note by and between Lender and the Company, dated as of April 30, 2017.

Availability

The Sixth Amended and Restated Promissory Grid Note is a revolving line of credit in the aggregate principal amount of $10 million. The aggregate amount of the loans made under the Sixth Amended and Restated Promissory Grid Note, together with the aggregate amount of any other loans made under any other promissory grid notes that the Lender may enter into with other real estate investment trusts it has sponsored, shall at no time exceed $10 million. As of July 31, 2017, there were six (6) other similar promissory grid notes outstanding.

Collateral

The Sixth Amended and Restated Promissory Grid Note is an unsecured line of credit.

Interest

Any principal drawn down under the Sixth Amended and Restated Promissory Grid Note shall bear interest at a rate equal to 3.0% per annum, calculated on a 30-day month / 360-day year basis.

Maturity Date

All outstanding principal and interest on the Sixth Amended and Restated Promissory Grid Note is due and payable on October 31, 2017.

Purpose

While there are no restrictions on the use of the proceeds received under the Sixth Amended and Restated Promissory Grid Note, the Company intends to use the proceeds for asset acquisitions.

The foregoing description of the Sixth Amended and Restated Promissory Grid Note does not purport to be complete.

Asset Update

Update to Controlled Subsidiary Investment - 14th Street L.L.C.

On May 10, 2016, we directly acquired ownership of a “majority-owned subsidiary”, 14th Street L.L.C. (the “Elysium 14 Controlled Subsidiary”), in which we have the right to receive a preferred economic return for a purchase price of $4,475,000, which is the initial stated value of our equity interest in the Elysium 14 Controlled Subsidiary (the “Elysium 14 Investment”). The Elysium 14 Controlled Subsidiary used the proceeds to continue the construction of a 56-unit apartment building with ground floor and below grade retail space located at 1921 14th Street NW, Washington, DC 20009 (the “Elysium 14 Property”). The residential component of the Elysium 14 Property is fully stabilized. As of July 2017, the Property’s apartments were 96.4% leased according to the developer.

The average effective rent for market-rate units at the Property as of July 2017 was approximately $4.16/SF—more than 10% above the baseline pro forma rent of $3.76/SF on which the investment was underwritten. The census tract in which Elysium 14 Property is located boasts a median household income of nearly $150,000 according to the U.S. Census American Community Survey (ACS). Per the ACS, this represents a 52% increase from 2010.

Lululemon is expected to be joined by fitness franchise Orangetheory, and ice cream vendor Jeni’s Splendid Ice Creams, which are planning to take occupancy in August. We believe these retailers are positioned to benefit from the Property’s location at the crux of the District’s U Street and 14th Street corridors. This is a high-foot-traffic area frequented by affluent Millennials. The four nearest census tracts feature a combined annual buying power in excess of $930 million, according to ACS data.